SECURI[TIES AND EXCHANGE COM]MISSION

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SEC FILE NUMBER
8-53220

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PATH PARTNERS LLC

RECD S.E.C. FEB 27 2002 613

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1315 BEAR MOUNTAIN DRIVE UNIT D
(No. and Street)

BOULDER (City) COLORADO (State) 80305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. GRENAT, MANAGING DIRECTOR 720-304-2579
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name — *if individual, state last, first, middle name*)

350 INTERLOCKEN BOULEVARD, SUITE 350 (Address) BROOMFIELD (City) CO (State) 80021 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID M. GRENAT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PATH PARTNERS LLC, as of DECEMBER 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

David M. Grenat
Signature

MANAGING DIRECTOR
Title

Beth Diane Smith
Notary Public
EXP. 7/25/05

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATH PARTNERS, LLC
Boulder, Colorado

FINANCIAL STATEMENTS
December 31, 2001

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Member
Path Partners, LLC

We have audited the accompanying statement of financial condition of Path Partners, LLC, as of December 31, 2001, and the related statements of income and cash flows for the period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Path Partners LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Path Partners, LLC at December 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Denver, Colorado
January 24, 2002

PATH PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 51,278
Accounts receivable	71,250
Total current assets	122,528
PROPERTY AND EQUIPMENT	
Equipment	4,054
Vehicles	13,500
Total at cost	17,554
Less accumulated depreciation	(2,713)
Net property and equipment	14,841
TOTAL ASSETS	$ 137,369

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$ -
MEMBER'S EQUITY	137,369
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 137,369

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
STATEMENT OF INCOME
For the Period Ended December 31, 2001

REVENUES	
Consulting income	$ 94,313
Reimbursed expenses	672
Total revenues	94,985
OPERATING EXPENSES	
Depreciation	2,713
Dues and subscriptions	949
Office supplies	704
Outside services	200
Postage and delivery	247
Printing and reproduction	300
Professional fees	17,369
Regulatory	7,441
Telephone	2,470
Training	607
Travel and entertainment	2,486
Miscellaneous expenses	311
Total operating expense	35,797
OTHER INCOME	
Interest income	627
NET INCOME	$ 59,815

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Period Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	59,815
Adjustments to reconcile net cash used in operating activities:		
Depreciation		2,713
Changes in operating assets:		
Accounts receivable		(71,250)
Net cash used by operating activities		(8,722)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(2,554)
Net cash used by investing activities		(2,554)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions		62,554
NET CASH USED BY FINANCING ACTIVITIES		62,554
NET INCREASE IN CASH	$	51,278
CASH, JANUARY 1, 2001		-
CASH, DECEMBER 31, 2001	$	51,278
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES		
Member contribution of property and equipment	$	15,000

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Period Ended December 31, 2001

BALANCE OF JANUARY 1, 2001	$ -
Contribution by Member	77,554
Net income	59,815
TOTAL MEMBER'S EQUITY, DECEMBER 31, 2001	$ 137,369

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2001

Path Partners, LLC (the "Company") was incorporated on March 7, 2001. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized as a limited liability corporation in the State of Colorado. Its principal business is to provide consulting services to business valuation, private placement and merger and acquisition transactions involving securities exempt from the registration requirements of Section 5 of the Securities Act of 1933. Significant accounting policies followed by the Company are presented below.

INCOME TAXES

The Company is a limited liability corporation, and therefore, the tax consequences of income generated by the Company are passed through to the members of the Company.

CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash as highly liquid investments, with original maturities when purchased less than ninety days.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, namely five years. Total depreciation expenses for the year ended December 31, 2001 was $2,713.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company does not provide an allowance for uncollectible accounts since management believes all accounts are collectible and the amount of any such allowance would not be material.

This information should be read only in connection with the accompany accountant's report.

PATH PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $122,528, which was $117,528 in excess of its required net capital of $5,000.

NOTE 2 – RESERVES AND CUSTODY OF SECURITIES

The Company does not hold customer fund accounts or safekeep customer securities. As a result, the following schedules have not been prepared: computation of reserve requirements pursuant to Rule 15c3-3, information relating to possession or control requirements under Rule 15c3-3, a reconciliation pursuant to Rule 17a-5(d)(4) and a supplemental report pursuant to Rule 17a-5(d)(4).

NOTE 3 – STATEMENT OF CHANGES IN LIABILITIES

The Company does not have any debt.

SUPPLEMENTAL INFORMATION

PATH PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

NET CAPITAL

Total Member's equity		$	137,369
Nonallowable assets			
Accounts receivable	(71,250)		
Automobile	(11,250)		
Equipment	(3,591)		
Total nonallowable assets			(86,091)
Net capital		$	51,278

AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		
Company	$	5,000

EXCESS NET CAPITAL

EXCESS NET CAPITAL	$	46,278

There is no difference between the above computation and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2001.